UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang

Name:	Jingbo Wang
Title:	Chief Executive Officer

Date: August 13, 2013

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED

SCHEDULES SECOND QUARTER 2013 EARNINGS RELEASE FOR

WEDNESDAY, AUGUST 21, 2013 AND UPDATES 2013 FORECAST

Earnings Conference Call to be held on Wednesday, August 21, 2013 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / August 22 at 8:00 am (Hong Kong)

SHANGHAI, CHINA — August 8, 2013 — Noah Holdings Limited (NYSE: NOAH; the “Company”), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced that it will release unaudited financial results for the second quarter of 2013 after the US market closes on Wednesday, August 21, 2013. The Company also announces its updated 2013 forecast and a recent address change of its principal executive offices.

The Company currently estimates that non-GAAP net income attributable to Noah shareholders for the full year 2013 is expected to be in a range of US$50.0 million and US$55.0 million, representing a year-over-year increase in the range of 86.4% and 105.0%. This estimate reflects management’s current assessment and is subject to change. Noah’s non-GAAP net income is net income under US GAAP excluding the effects of all forms of share-based compensation.

The Company recently moved and changed its principal executive offices to No. 32 Qinhuangdao Road, Building C, Shanghai 200082, P. R. China.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “We are very pleased to announce our updated 2013 forecast, which is above the previously announced range of US$33.0 million and US$37.0 million. The growth in our business has been faster than we had anticipated. We started to make structural improvements and take strategic initiatives in organizational structure, management, and product innovation since the first half of 2012. All of our business units, including our asset management business, our mutual fund business and our Hong Kong business, had meaningful growth in the first half of 2013. We look forward to a robust year in 2013.”

The earnings release will be available on the investor relations section of the Company’s website at http://ir.noahwm.com. Following the earnings announcement, the Company’s senior management will host a conference call on Wednesday, August 21, 2013 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 8:00 am (Hong Kong, Thursday, August 22, 2013) to discuss the financial results and recent business activities. The conference call may be accessed by calling:

	Toll Free	Toll
• United States	+1-866-519-4004	+1-845-675-0437
• China
• Domestic	800-819-0121
• Domestic Mobile	400-620-8038
• Hong Kong	###-##-####
• United Kingdom	080-8234-6646
Conference ID #	25724395

A telephone replay will be available shortly after the call until August 28, 2013 at +1-646-254-3697 (US Local Toll) or +61-2-8199-0299 (International). Conference ID # 25724395.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

ABOUT NOAH HOLDINGS LIMITED:

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, securities investment funds and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With over 450 relationship managers in 56 branch offices as of March 31, 2013, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2013 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com